TRANSPRO, INC.
100 Gando Drive
New Haven, CT 06513

June 16, 2005

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, WI 53403

Attention: Bradley C. Richardson

Ladies & Gentlemen:

This letter amends the Agreement and Plan of Merger, dated as of January 31, 2005 (the "Agreement"), among Transpro, Inc., Modine Manufacturing Company and Modine Aftermarket Holdings, Inc. Capitalized terms used but not defined herein have the meanings given to them in the Agreement.

1. Certificate of Incorporation and Bylaws. Each of Exhibit 2.4A and Exhibit 2.4B to the Agreement is hereby deleted and replaced in its entirety with Exhibit 2.4A and Exhibit 2.4B, respectively, to this letter.

2. Directors. Exhibit 2.5 to the Agreement is hereby deleted and replaced in its entirety with Exhibit 2.5 to this letter.

3. Termination. The date referred to in Section 8.1(e) of the Agreement is hereby extended from June 30, 2005 to July 31, 2005.

4. Accountants' Letters. Each party hereby waives the performance by the other parties of the covenants contained in Section 6.28 of the Agreement and the closing condition contained in Section 7.1(h) of the Agreement.

5. Certain Payments. (a) Section 6.25 of the Agreement is hereby amended to include the following subsection (f):

"(f) Modine and Transpro acknowledge that each has made and/or received, and may make and/or receive, certain payments on behalf of or at the request of the other relating to the OEM Business and the Aftermarket Business. In addition to the settlement of Basic Deal Costs and Expenses as set forth above, prior to Closing, Modine and Transpro will negotiate in good faith a settlement of all such payments made or received prior to the Closing and a procedure for settling all such payments to be made or received after the Closing. Modine and Transpro further agree that any such payments made or received in connection with the OEM Business that are of a similar nature to any such payments made or received in connection with the Aftermarket Business will be treated in the same manner with respect to settlement under this Section 6.25(f). The amount due to Modine as a result of any such settlement process, if any, will be paid by the assumption and immediate repayment of the repayment obligation under the Line of Credit in such amount in the same manner as Expenses are paid pursuant to Section 6.25(c) unless otherwise agreed to by Modine; provided, however, that under no circumstances will any amounts payable under this Section 6.25(f) be deemed to be "Expenses" or "Basic Deal Costs" for any purpose under this Agreement."

(b) Section 6.25(d) of the Agreement is hereby amended to include "and Section 6.25(f)" after the reference therein to "Section 6.25(c)."

6. Modine Financial Statements. The attachment to Section 4.9(b)-1 of the Modine Disclosure Schedule is hereby deleted and replaced in its entirety with Schedule 4.9(b)-1 hereto.

7. Miscellaneous. The amendments to the Agreement contemplated hereby will be effective as of the date hereof. Except as specifically amended hereby, the terms and provisions of the Agreement will remain in full force and effect as of the date it was executed.

Please indicate your agreement to the foregoing by signing in the space provided below.

TRANSPRO, INC.

By: /s/R. A. Wisot
Name:  R. A. Wisot
Title:  Vice President

Agreed:

MODINE MANUFACTURING COMPANY

By: /s/Bradley C. Richardson
Name:  Bradley C. Richardson
Title: VP, Finance and Chief Financial Officer

MODINE AFTERMARKET HOLDINGS, INC.

By: /s/Bradley C. Richardson
Name:  Bradley C. Richardson
Title: Vice President and Treasurer